UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             -----------------
------------
FORM N-17f-2                                        OMB
Approval
                                             -----------------
------------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
------------

--------------------------------------------------------------
---------------
1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  February 28,
2018

--------------------------------------------------------------
---------------
2. State Identification Number: IL

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

--------------------------------------------------------------
---------------

3. Exact name of investment company as specified in registration statement:

Northern Funds
--------------------------------------------------------------
---------------
4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

--------------------------------------------------------------
---------------







INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of Northern Funds

We have examined management's assertion, included in the accompanying Management's Statement Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that the Northern Funds (collectively, the "Company"), comprised of the funds listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of February 28, 2018, with respect to securities reflected in the investment account of the Company. The Company's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of February 28, 2018, and with respect to agreement of security purchases and sales, for the period from each fund's inception date (as listed in Appendix A) through February 28, 2018:

*	Count and inspection of all securities located in the
vault of Northern Trust ("NT") in the Canal Building in Chicago without prior notice to management.

*	Confirmation of all securities held by institutions in
book-entry form on behalf of NT from the Federal Reserve Bank of Kansas City and The Depository Trust Company.

*	Confirmation of all securities hypothecated, pledged,
placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

*	Reconciliation of all such securities to the books and
records of the Company and the Custodian.

*	Confirmation and verification through a review of
documents or electronic files provided by NT or verification of the subsequent settlement to cash records provided by NT of 87.8% of all securities held in book entry form by various sub-custodians, by various agent banks, by Clearing and Depository Services, or by CRESTCo.

*	Agreement of 2 security purchases and 2 security sales or
maturities for the period from each fund's inception date (as listed in Appendix A) through February 28, 2018, from the books and records of the Company to broker confirmations.

Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2018, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 11, 2019




APPENDIX A
Northern Funds

Northern Funds
Date of Inception
U.S. Quality ESG Fund
October 2, 2017
Northern Engage360 Fund
November 20, 2017



Management's Statement Regarding Northern Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of the Northern Funds (collectively, the "Company"), comprised of the funds listed in Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2018, and for the period from each fund's inception date (listed in Appendix A) through February 28, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
February 28, 2018, with respect to securities reflected in the investment account of the Company.

Northern Funds

By:
/s/ Peter Ewing
Peter Ewing
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds


January 11, 2019


APPENDIX A


Northern Funds

Northern Funds
Date of Inception
U.S. Quality ESG Fund
October 2, 2017
Northern Engage360 Fund
November 20, 2017